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                                                                    Exhibit 99.1


[ERICCSON LOGO]                                          PRESS RELEASE
                                                         OCTOBER 13, 2000






ERICSSON TO ACQUIRE NASDAQ-LISTED MICROWAVE POWER DEVICES (MPD)

- A step to further strengthen Ericsson's position as the leading Wireless Systems supplier for 3G

ERICSSON (NASDAQ: ERICY) AND MICROWAVE POWER DEVICES, INC. (NASDAQ: MPDI) TODAY ANNOUNCED THAT THEY HAD SIGNED A FINAL AGREEMENT WHEREBY ERICSSON WILL ACQUIRE MPD AT A PRICE OF USD 8.70 PER MPD SHARE FOR A TOTAL AMOUNT OF APPROXIMATELY 100 MILLION USD.

Within ten business days, Ericsson will commence a cash tender offer for all of the outstanding MPD shares. The Board of Directors of MPD has unanimously approved the agreement. The transaction is conditioned upon termination of the antitrust waiting periods in the US and other countries, as well as on other customary conditions. The holders of over 50 percent of MPD's shares have agreed to tender their shares into the Ericsson tender offer.

MPD is a market leader in the design and manufacture of radio frequency and microwave linear high power amplifier products. Its strong competence in this area is important for the development of products for 3G.

"MPD's technical expertise, volume production experience and commitment to quality will further strengthen Ericsson's position as the leading infrastructure supplier to the variety of needs from wireless operators," said Mats Dahlin, Executive Vice President of Ericsson, head of Division Mobile Systems.

"We are pleased to join forces with Ericsson. In addition to the opportunity this offers to our customers and employees, we are convinced that this transaction is in the best interest of our shareholders. Ericsson is a world leader in wireless technology, and we look forward to serving our customers with our enhanced capabilities," said Al Weber, CEO of MPD.

Radio base stations in mobile systems are going through a continuous development.

One of the major technology steps is the introduction of Multi Carrier Power Amplifiers (MCPA), as opposed to traditional combiners. These amplifiers are vital building blocks in the third generation mobile radio systems.

MPD designs, manufactures and supplies linear power amplifiers and related subsystems to the worldwide wireless telecommunication market. These amplifiers, which are key components in base stations and other wireless telecommunication networks, increase the power of radio frequency microwave signals with low distortion. In addition, MPD designs and manufactures high-power, solid-state amplifiers for satellite communications, radio, radar and medical applications. Founded in 1967, MPD is based on Hauppauge, Long Island, and has 370 employees.

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Ericsson is the leading communications supplier, combining innovation in mobility and Internet in creating the new era of mobile Internet. Ericsson provides total solutions covering everything from systems and applications to mobile phones and other communications tools. With more than 100,000 employees in 140 countries, Ericsson simplifies communications for customers all over the world.

Read more at http://www.ericsson.com/pressroom

FOR FURTHER INFORMATION, PLEASE CONTACT

Pia Gideon, Vice President, External Relations
Phone: + 46 8 719 2864, E-mail: pia.gideon@lme.ericsson.se

Mikael Widell, Director Media Relations, Corporate Communications
Phone: +46 8 719 5889, E-mail: mikael.widell@lme.ericsson.se

Kathy Egan, Vice president communications, Ericsson Inc.
Phone: +1 212 685 4030, E-mail: kathy.egan@ericsson.com



IMPORTANT LEGAL INFORMATION
The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the US Private Securities Litigation Reform Act of 1995 (the "Safe Harbor Provisions"). Ericsson and MPD are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements as a result of new information, future events or otherwise. The Safe Harbor Provisions are not applicable to the foregoing communication to the extent that they constitute tender offer materials and have not been judicially determined to be applicable to such communication to the extent that they constitute soliciting materials.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Ericsson with the Securities and Exchange Commission (SEC) and the solicitation/recommendation statement will be filed by MPD with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Ericsson and MPD at the SEC's web site at http://www.sec.gov